UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 19, 2023

PONO CAPITAL CORP

(Exact name of registrant as specified in its charter)

Delaware	001-40734	86-2049355
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

643 Ilalo Street, Honolulu, Hawaii 96813

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (808) 892-6611

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, and three-quarters of one Redeemable Warrant.	PONOU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.000001 par value per share	PONO	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PONOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously announced, on September 7, 2022, Pono Capital Corp. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Pono Merger Sub, Inc., AERWINS Technologies, Inc. (“AERWINS”), Mehana Equity, LLC (the “Sponsor”), in its capacity as Purchaser Representative, and Shuhei Komatsu, in his capacity as Seller Representative.

On January 19, 2023, the parties to the Merger Agreement entered into that certain Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”), which provides that instead of seven (7) directors to be appointed to the Company’s board of directors upon the closing of the Business Combination, the parties will appoint five (5) directors to the board of directors. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.2 and is incorporated herein by reference.

Additional Information and Where to Find It

The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 with a proxy statement containing information about the proposed transaction and the respective businesses of AERWINS’ and the Company. The Company has mailed a final prospectus and definitive proxy statement and other relevant documents to Company stockholders. Company stockholders are urged to read the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents contain important information about the Company, AERWINS, and the proposed transaction. The final prospectus and definitive proxy statement was mailed to stockholders of the Company as of a record date of January 5, 2023 for voting on the proposed transaction. Stockholders of the Company will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about the Company without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and the Company’s other filings with the SEC can also be obtained, without charge, by directing a request to: info@Ponospac.com. The information contained in, or that can be accessed through, AERWINS’ website is not incorporated by reference in, and is not part of, this press release.

No Offer or Solicitation

This Form 8-K does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in the Solicitation

AERWINS and the Company and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of the Company in the Company’s final prospectus and definitive proxy statement, which was declared effective the SEC on January 13, 2023 and Form 10-K which was filed with the SEC on March 25, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed business combination is included in the final prospectus and definitive proxy statement that the Company has filed with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated January 19, 2023, by and among the Company, Mehana Equity LLC, as Purchaser Representative, AERWINS Technologies Inc. and Shuhei Komatsu, as Seller Representative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PONO CAPITAL CORP

By:	/s/ Dustin Shindo
Name:	Dustin Shindo
Title:	Chief Executive Officer

Date: January 19, 2023

Exhibit 2.2

Amendment No. 1

To

Agreement and Plan of Merger

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of January 19, 2023 (the “Amendment Date”) by and among (i) Pono Capital Corp., a company incorporated in Delaware (together with its successors, the “Purchaser”), (ii) Mehana Equity LLC, a Delaware limited liability company, (the “Purchaser Representative”), (iv) Shuhei Komatsu (the “Seller Representative”), and (v) AERWINS Technologies Inc., a Delaware corporation (the “Company”). Purchaser, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Parties are all parties to that certain Agreement and Plan of Merger, dated as of September 7, 2022 (the “Original Agreement”) and now desire to amend the Original Agreement as set forth herein; and

WHEREAS, pursuant to the provisions of Section 10.8 of the Original Agreement, the Original Agreement may be amended in a writing signed by Purchaser, the Company, the Purchaser Representative and the Seller Representative;

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledges and agreed, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.	Definitions. Defined terms used herein without definition shall have the meanings given in the Original Agreement.

2.	Amendment. Pursuant to the provisions of Section 10.8 of the Original Agreement, Section 5.17(a) of the Original Agreement is hereby amended and restated in its entirety to provide as follows:

The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of five (5) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board, five (5) persons mutually agreed on prior to the Closing by the Company and the Purchaser, three (3) of whom are required to qualify as independent directors under Nasdaq rules. At or prior to the Closing, the Purchaser will provide each member of the Post-Closing Purchaser Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such member of the Post-Closing Purchaser Board.

3.	Miscellaneous.

(a)

Other than as amended herein, the Original Agreement shall remain in full force and effect. Following the full execution of this Amendment, any reference in the Original Agreement to the “Agreement” shall be deemed a reference to the Original Agreement as amended by this Amendment, and the Original Agreement and this Amendment shall be interpreted, operated and enforced as one combined agreement.

(b)	This Amendment shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof.

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(c)

This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signatures appear on following pages]

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IN WITNESS WHEREOF, each Party hereto has caused this Amendment to be signed and delivered by its respective duly authorized officer as of the Amendment Date.

Pono Capital Corp.

By:	/s/ Dustin Shindo
Name: Dustin Shindo
Title: Chief Executive Officer

Mehana Equity LLC

By:	/s/ Dustin Shindo
Name: Dustin Shindo
Its: Manager

AERWINS Technologies Inc.

By:	/s/ Shuhei Komatsu
Name: Shuhei Komatsu
Title: Chief Executive Officer

Shuhei Komatsu, solely in his capacity as the Seller Representative

By:	/s/ Shuhei Komatsu
Name: Shuhei Komatsu

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